INVEST IN **FRANZESE WINE**

A rapidly growing wine from the world's first vineyards with a compelling story of transformation



franzesewine.com Roseville, CA Alcohol & Vice Distillery & Vineyards

Highlights

1. Unique wine from the World's First Vineyards
2. Big online and social media reach with over 2 million followers
3. Solid potential exit based on forecast growth in the wine and spirits category (not guaranteed)

Featured Investor



Elliot Burton
Syndicate Lead

Follow

Invested $50,000

Golf enthusiast

"The uniqueness of Franzese Wine from Mount Ararat, Armenia, the worlds oldest vineyard, has been developed to be customer centric and importantly, reflective of a story, resonates with myself & purchasers, this is not the only part of their success to this point however, with Mr Michael and Sam's commercial acumen, combined with the product itself, creates a strong synergy. it is very hard to find such a powerful synergy and is the perfect recipe for a successful venture.Mr Michael & Sam have strategic vision, entrepreneurialism and continuous eye for growth which is attractive for investors & is evidenced in their expansion over the past 18 months. I feel honoured to be involved with this and be part of the journey and am very excited for what the future holds."

Our Team



Samvel Hakobyan Co-Founder and CEO

Entrepreneur, Marketer, and Operator. Creating a Movement Beyond the Bottle



Michael Franzese Co-Founder

2nd biggest money maker in mob history after Al Capone, making $8M a week. Found God and turned life around, and now shares the story of Transformation across the world

Franzese Wine - A Sip You Can't Refuse

From Mobster to Winemaker: A Story of Second Chances

Michael Franzese was once one of the most powerful mob bosses in America — a made man in the notorious Colombo crime family, generating tens of millions per week. Today, he's a transformed man: a faith-driven entrepreneur, bestselling author, and motivational leader who traded a life of crime for a life of purpose.

Franzese Wine isn't just about pouring great wine. It's about pouring meaning into every bottle. It's about legacy, redemption, and rewriting your story.


MOST WANTED WINE FROM
THE MOST WANTED MAN
Michael Franzese
• FORMER MAFIA BOSS
• WORLD RENOWN SPEAKER
• A TESTEMENT FOR TRANSFORMATION

Our Wine Comes From the Birthplace of

Wine Itself

We chose Armenia because it's the **birthplace of wine**. Over 6,000 years ago, in the **Areni-1 Cave**, the world's oldest winery was discovered — complete with ancient fermentation vats and grape residue.

The indigenous **Areni grape** has survived centuries of change, growing in volcanic soil and producing bold, expressive wines with deep historical roots.

By sourcing from Armenia, we're not just making wine — we're reviving the **original winemaking tradition** and honoring a land where the story of wine began.


WHY ARMENIAN WINE?
Rooted in Tradition: The Birthplace of Wine.
GROWING POPULARITY IN INTEREST FOR ANCIENT WORLD WINES
UNIQUE TASTE FROM HIGH ELEVATED REGIONS
FIRST TO NATIONAL MARKET IN U.S.
Mt Ararat

A Movement of Transformation, Legacy, and Redemption

Franzese Wine is more than just a wine company. It's a **mission-driven lifestyle brand** with a story that resonates. Michael's personal transformation is central to everything we do — because we believe everyone deserves a second chance. Our community is growing fast — wine lovers, fans of Michael, and people seeking purpose are rallying behind this message.

With **$0 marketing spend**, Michael Franzese has reached **over 2 billion people** — thanks to his captivating life story and magnetic presence. His rare perspective and authenticity make him an ideal podcast host and a powerful storyteller, drawing in millions organically. This widespread interest in his journey creates **built-in visibility and free promotion** for Franzese Wine, making it a brand people are naturally drawn to and curious about.

BEFORE AND AFTER OUR LAST WEFUNDER CAMPAIGN


MEDIA AND ONLINE REACH
Michael's compelling story of fame, prestige, love and fear has been featured throughout the country on high profile media, as well as youtube and other social media platforms.
MICHAEL HAS BEEN FEATURED ON THE FOLLOWING NETWORKS:
PODCASTS AND ONLINE APPEARANCES
Michael Franzese
Current Subscribers
1.6 MILLION+
Total Views
1BILLION+
Social Media Followers
900K+
Impressions:
2BILLION+


WINE BUSINESS
Forbes
Top Wine Trends For Fall, According To Leading Sommeliers
Ex Mafia Boss Michael Franzese Launches 'Billion Dollar' Armenian Wine Brand in the US
Earliest Known Winery Found in Armenian Cave
Michael Franzese Wines Responds to Strong Consumer Demand with Line Extension and National Expansion


BEFORE LAST WEFUNDER
400 Points of Distribution
AFTER LAST WEFUNDER
3000 Points of Distribution


BEFORE LAST WEFUNDER
AFTER LAST WEFUNDER
New Scores: Areni (94, 93) and Malbec (94)
Non Alcoholic Wines: Dry and Semi-Sweet
Blackberry Wine
20 & 30 Year Old Brandy
New and Updated White Blend



A Huge Growth in Just One Year

We've already launched **nationally acclaimed wines**, built a **thriving DTC (direct-to-consumer)** channel, and are now expanding into **retail placements** and events, including **virtual wine tastings with Michael himself.**


MORE THAN WINE - IT'S A MOVEMENT
RAPID SOCIAL MEDIA GROWTH
DEVOTED FANS AND CUSTOMERS
GROWING AFFILIATE PROGRAM


PRAISED BY TITANS
WOLFGANG PUCK
WOLFGANG PUCK

Other successful exits and valuations similar to us

The wine and spirits industry has seen **massive exits and valuations**, especially when backed by powerful storytelling and strong personal brands. **Meiomi Wines** exited for **$315M** just seven years after reaching **$5.6M** in revenue. **Francis Ford Coppola Winery** reached a **$500M** exit over a decade. **Empathy Wines**, co-founded by Gary Vaynerchuk, hit a **$100M acquisition** in only three years. Meanwhile, **Robert Mondavi Winery** reached a **$1B exit**, proving that legacy and craftsmanship still dominate.

In the spirits world, **Teremana Tequila**, founded by Dwayne "The Rock" Johnson, reached a valuation as high as **$4B**, while **Aviation Gin**, partially owned by Ryan Reynolds, sold for **$610M** at ~24x revenue. Even niche wine brands like **DAOU Vineyards** have seen billion-dollar headlines. These exits show the explosive potential in the space when you combine **authenticity, brand power, and cultural relevance** — a combination Franzese Wine is uniquely positioned to capitalize on.

> ***Disclaimer:*** *These examples are for industry context only. Any projections or comparisons are forward-looking and not guarantees of Franzese Wine's future performance.*


Meiomi Wines
Revenue: $5.6M
Exit: $315M in 7 years
COPPOLA
Francis Ford Coppola
Revenue: $23.9M
Exit: $500M in 10 years
EMPATHY
Empathy Wines
Revenue: $5M
Exit: $100M in 3 years
Robert Mondavi Winery
Revenue: $66M
Exit: $1B
Michael Franzese Wines
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INVEST.FRANZESEWINE.COM